
LACK PROCESS
& CRITICAL TOOLS

INVEST IN **MAVREK**

Sell, Transfer or Buy a Business with Mavrek

mavrek.com Bakersfield, California Technology Fintech & Finance B2B SaaS AI

Highlights

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1 Every one of America's 33M business owners will one day exit their

company. Most are unprepared

2. The Silver Tsunami is building fast: 51% of small business owners are at or near retirement age

3. The process of selling & buying small businesses is broken—it's disjointed, inefficient, and costly

4. Only ~20% of deals successfully close, leading to missed opportunities and financial hardship

5. Mavrek's step-by-step, AI-supported process is like Turbo Tax for business deals (>80% close rate)

6. We've validated market demand and plan to ramp up our monetization campaign after the raise

7. Our powerhouse team of M&A experts and industry veterans from Sony and PayPal is unmatched

8. "I have multiple deals on the Mavrek platform, and clients love it." -Marla D. (Business Broker)

Featured Investor

Wesley Ray Furrh Jr
Syndicate Lead

Follow

Invested $1,070,000

"As a small business owner, I had a wake-up call when I learned that all 33 million small business owners in America will eventually face one of the most important moments of their lives: the day they step away from the business they built. That includes me. And yet, despite decades of effort, passion and sacrifice, over 80% will fail to exit on their own terms. That's unacceptable to me. They won't find a buyer. They won't get what their business is worth. They won't have a clear path forward. For

most, the process is overwhelming, opaque and discouraging. Years of dedication can vanish in a poorly planned transition-or worse, in no transition at all. This is a deeply human problem, not just a business one. The Mavrek software has shown it doesn't have to be this way-and that's why I've invested. Mavrek exists because its founders have seen firsthand how broken the small business acquisition space is, from both the seller's and the buyer's perspective. Despite a projected $10 trillion in generational wealth transfer over the next decade, tools to support these exits barely exit. Most business owners are left to navigate legal, financial, and emotional landmines with little more than Google searches and expensive consultants. Mavrek changes that. They've built an end-to-end platform that guides both sellers and buyers through every step of a business exit. Think Turbo Tax for Selling your company-but enhanced with tools, insight, and structure that empower everyday entrepreneur's, not just the top 1%. Mavrek simplifies one of the most complex, high-stakes transactions in a person's life. It organizes financials, clarifies valuation, assembles the right team, tracks progress, and brings confidence through clarity. For buyers, it streamlines deal evaluation, financing, and negotiations-finally bringing professionalism to a market that desperately needs it. This isn't just software. It's dignity, legacy, and opportunity in motion. They're on a mission to help millions of founders exist with peace of mind and to help the next wave of entrepreneur's step into ownership with their eyes wide open. Where they are now: -Live and onboarding users -Rapid iteration based on real-world feedback -A world-class team of M&A experts, operators, and technologists -Targeting product-market fit by Q3 -Gaining traction with both sellers and independent buyers This is why I'm proud to be Mavrek's lead investor-because I see what they see: -A massive, underserved market -A broken, outdated system -And a chance to build the infrastructure for the largest generational transfer of small business ownership in history If you've been waiting for an opportunity that blends profit with purpose, and impact with scale-join me. Let's build something that helps people finish their story with pride and begin the next one with confidence."

Our Team



Martin J Hansen CEO and Founder

Martin is responsible for generating billions of dollars for clients who sold their businesses with his assistance. He realized that SMBs lack professional access to the expertise needed to get deals done, leading him to create the Mavrek platform.



Alana Dobbins Head of Customer Experience

Alana brings a career in investment banking to Mavrek, where she works hands-on with clients and is the voice of the customer. Her expertise in growth and exit strategies ensures customers get invaluable support in closing their deals successfully.

Isabella Willett

Small Business is Nearing a Crisis...

Mavrek

Every business owner will exit.

4 out of 5 will fail—until now.

MAVREK.COM

The “Silver Tsunami” is Here

51% of SMB owners are at or near retirement age



creating a $10 trillion wealth-transfer opportunity.

However, most owners are unprepared.




NO DEAL

80% of SMB Deals Fail

- Lack of preparation, use of unproven processes, mismatched expectations, and due-diligence surprises cause approximately 4 in 5 deals to fail. [1]
- The result is financial and emotional stress for SMB sellers & buyers and others that are involved in transaction.

[1] Morgan & Westfield estimates a 15-20% success rate for SMB sales, while Exit Strategies Group cites a 25% rate.

Sources: **Morgan & Westfield**, **Exit Strategies Group**

We Know How to Fix It

Mavrek's workflow platform flips the script on SMB deals.


MAVREK
Welcome to My Dashboard
Featured Deals

- ***Improves the Odds***: Boosts successful close rates from 20% to over 80%.
- ***Faster Time to Close***: Streamlined workflow reduces deal time by up to 50%.
- ***Cost Savings***: Reduces advisor fees and minimizes legal costs.
- ***Increased Transparency***: Sellers and buyers



gain real-time visibility into every step.

How Our Platform Works

It's like TurboTax for selling SMBs—simple, guided, & structured.

- **Preparation:** SMB owners know exactly what they need to do to get their business ready to be sold.
- **Process:** A transparent, proprietary step-by-step process guides all parties through the entire transaction with support by AI.
- **Tools:** AI supported process, customizable transaction templates and a secure data room ensure confidentiality and clarity.
- **Mutual Visibility:** An activity log reduces surprises and keeps all parties on the same page throughout the deal.


My Deal Journey
Cafe Vienna Restaurant
Review Valuation Range

Users Love Our Product

SMB sellers, buyers, and advisors are using Mavrek's workflow platform for speed, cost savings, and risk mitigation.

My client wanted to sell their business and retire. I teamed up with my client's CPA and completed the deal in approximately ninety days on the Mavrek software. My client saved over $100,000 in fees.

- John H., Attorney

I learned about the Mavrek software from my CPA and that it would walk me through the process of selling my business. With [minimal] assistance from the CPA we completed a deal in less than 6 months.

- Gary C., Business Owner

I have multiple deals on the Mavrek platform, and the clients love it. Mavrek reduces all the emails back and forth with the clients and allows them to know exactly where their deal is in the process.

- Marla D., Business Broker

Now It's Time to Monetize

Product Lifecycle:

- Prototype ✓
- Market Validation ✓
- MVP ✓
- Monetization
- Product-Market Fit
- Scaling


Mavrek
Six-Step Process

After facilitating hundreds of SMB sales and incorporating user feedback to refine our workflow platform, Mavrek is ready to monetize and commence a steady march toward product-market fit.

Unlocking Multiple Revenue Streams


Revenue Forecast
Millions
$50
$40
$30
$20
$10
$0
2025
2026
2027
2028

Mavrek's platform can capture value at every deal. We'll bring new revenue streams online annually starting in 2025.

1) **Subscription Income (2025)**
   a. Recurring revenue from sellers, buyers, and business advisors.
   b. Tiered plans tailored to individual users and professional firms.
2) **Referral Income (2026)**
   a. Fees from connecting users to trusted service providers (e.g., CPAs, attorneys, lenders).
3) **Transaction-Support Services (2027)**
   a. "Navigator" to offer hands-on assistance for complex deals.
   b. Includes document prep, deal coaching, and white-glove support.

MAVREK.COM

Future projections are not guaranteed.

Product Vision: A Structured Approach to SMB Deals


Smart
Onboarding
Intelligent
Deal
Matching
Transaction
Support
Closing &
Post-Sale
Support
Rebroadcast
Mechanism
Qualified-
Business
Network

Our monetization strategy aligns with our product roadmap. Over the next 18 months, we'll build automation into the existing workflow platform to guide SMBs from preparation to post-sale.

- **Smart Onboarding**: AI-guided workflows ensure sellers and buyers are fully prepared before entering the market.
- **Intelligent Deal-Matching**: Proprietary algorithms match sellers to pre-qualified buyers based on key deal criteria.
- **Transaction Support**: Streamlined, step-by-step process with secure data rooms, customizable templates, and guided navigation.
- **Closing & Post-Sale Support**: Full transparency during handoff ensures a smooth closing and confident transition.
- **Rebroadcast Mechanism**: If a deal falls through, the listing is automatically re-engaged with a new pool of qualified buyers.

What a $10 Trillion* Opportunity Looks Like

"Roughly **10 million** small companies… will likely go up for sale in the next decade as Baby Boomers start to exit the marketplace."

MINORITY BUSINESS REVIEW

Growing Number of Buyers are seeking SMBs:

- There are more qualified buyers than sellers who are prepared to list and sell their SMB (source: SBA).
- "PE firms are often buying or investing in businesses owned by Baby Boomers looking to retire and exit the business" (source: Marcum).

Meanwhile, the "Silver Tsunami" is forming:

- Baby Boomers are 21% of the population but own 51% of the 33M U.S. SMBs (source: Minority Business Review).
- Studies suggest up to 85% of older owners lack a succession plan (source: WashU Olin Business).

* 10M SMBs for Sale x $1M Avg. Sale Price = $10 Trillion Wealth Transfer

Our Competitive Advantage

Unlike companies in the upper and middle markets, lower market companies don't have the option to engage a full service investment


Matching
Business Brokers
TRANSWORLD
Business Advisors
SUNBELT.
Mavrek
Online Listings

engage a full-service investment bank to lead them through match-making and the deal process.

Mavrek stands to address this unmet need, which will surge over the next few years as Baby Boomers look to exit their businesses.



Deal-
BizBuySell
Flippa.
LoopNet
DIY Process Tools
legalzoom
HubSpot
Dropbox
Business Advisors
ABA
AMERICAN BAR ASSOCIATION
AICPA
Deal Process

Mavrek

Our Experienced Team is Ready



Martin Hansen	**Jon Stirling**	**Alana Dobbins**	**David Lee**	**Eric Jackson**
CEO	LEAD ENGINEER	CLIENT SUCCESS	PRODUCT	STRATEGY

Mavrek

Millions of Businesses.
Trillions in Value.
One Platform.
Mavrek is leading the charge—join us.



